October 26, 2009

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc. Supplemental Response Letter to
Letter of Comment dated September 2, 2009
File No. 333-157962

Ms. Garnett:

This letter amends our response letter of October 9, 2009, responding to the Staff's comment letter of September 2, 2009.

The following should be substituted as the response to Comment Number 2:

"2.           Concurrently with the public offering of its securities that is the subject of its registration statement on Form S-11, KRC proposes to offer to financially qualified accredited investors, as investment units (“Units”), a minimum of 20 Units and a maximum of 1,000 Units, each Unit consisting of a $10,000 three-year convertible 10% promissory note, convertible at any time until maturity into shares of the Company’s common stock, par value $0.001 per share, at the rate of $5.00 of outstanding note balance per share, and an accompanying warrant to purchase 1,600 additional shares of the Company's common stock, at the exercise price of $6.00 per share. The Units are being offered pursuant to a confidential private placement memorandum of the Company, dated July 1, 2009, in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933.

KRC believes that it has acted in conformity with Securities Act Release No. 8828 and the Division of Corporate Finance’s Compliance and Interpretations, Securities Act Questions, Question 139.25, describing the conditions under which a private offering may be conducted concurrently with a public offering, and, in support of such position, KRC will, through its Managing Placement Agent, Freedom Investors Corp., obtain the following written representation as to the means by which each subscriber in the Units offering learned of the offering and was solicited:

Cassidy & Associates letter	Page Number 2

The undersigned subscriber for Units does hereby confirm that he/she/it was contacted and first learned of the offering of Units directly from his/her/its investment advisor, ____________________, and that he/she/it was not aware that KRC had filed or intended to file a registration statement under the Securities Act of 1933 with respect to the public offer, offer for sale and sale of its securities, including its common stock, prior to such contact."

___________________
(Subscriber Signature)

___________________
(Print Name)

___________________
(Subscriber Signature)

___________________
(Print Name)

Sincerely,

Lee W. Cassidy